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SEC FILE NUMBER
8-66064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pariter Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

243 Carretera #2
(No. and Street)

Guaynabo	PR	00966
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Francisco Rivera Fernandez	(787) 781-2555	frivera@pariterwmg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer
(Name – if individual, state last, first, and middle name)

1600 Hwy 6, Suite 100	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

07/14/2020	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MANUEL R. BORGES MÉNDEZ
ABOGADO-NOTARIO



OATH OR AFFIRMATION

I, Francisco Rivera Fernandez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pariter Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: President

Notary Public

MANUEL R. BORGES MÉNDEZ ABOGADO NOTARIO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PARITER SECURITIES, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2023

Contents

Independent Auditors Report	3
Financial Statements	
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-16
Supplementary Reports Pursuant to SEA Rule 17a-5	
Computation of Net Capital	17
Statement Related to Exemptive Provision (Possession and Control)	18
Statement Related to Determination of Reserve Requirements	18
Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)	
Auditor's Report on Review of Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)	19
Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)	20
Agreed Upon Procedures Report and Reconciliation Pursuant to SEA Rule 17a-5(e)(4)	
Independent Public Accountant's Agreed Upon Procedures of Report	21
Statement Related to SIPC Reconciliation	22



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Pariter Securities, LLC
243 Carretera #2
Guaynabo, PR 966

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Pariter Securities, LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, December 31, 2023, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Restatement of Member's Equity

As discussed in Note 14, to the financial statements, the Company has restated its opening member's equity balance to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The accompanying supplemental schedules have been subjected to the auditing procedures performed in conjunction with the audit of Pariter Securities, LLC's financial statements. The supplemental schedules are the responsibility of Pariter Securities, LLC 's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental



schedules, we evaluated whether the supplemental schedules, including its form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer, LLC
We have served as Pariter Securities, LLC's auditor since 2020.
Sugar Land, TX
April 10, 2024

Pariter Securities, LLC
Financial Statements
Statement of Financial Condition
As of December 31, 2023

ASSETS

Cash	$	91,746
Clearing deposit		100,000
Deposits		34
Prepaid taxes		29,658
Vehicles, net		42,870
Due from related parties		283,239
Total assets	$	**547,546**

LIABILITIES AND MEMBER'S EQUITY
Liabilities

Accounts payable and accrued expenses	$	28,876
Commissions payable torelated party		290
Taxes payable		15,523
Total Liabilities		44,689

Commitments and Contingencies		-

Member's equity

Common stock, $100 per value, 10,000 shares		
authorized, 11 shares issued and outstanding		1,100
Paid in capital		949,297
Accumulated deficit		(447,540)
Total Equity		502,857
Liabilities and member's equity	$	**547,546**

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Operations
For the Year-Ended December 31, 2023

Revenue		
Commissions and fees	$	5,667,804
Total Revenue		**5,667,804**
Operating Expenses		
Commissions		4,386,474
General and Administrative expenses		392,166
Registration fees and licenses		7,010
Professional fees		217,715
Management fees		62,304
Repairs & maintenance		86,923
Compliance Services		31,916
Clearing fees		97,381
Taxes		35,753
Rent		7,591
Depreciation		9,625
Total Operating Expenses		**5,334,860**
Net Income before taxes		**332,944**
Taxes		-
Net Income	$	**332,944**

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
<u>Statement of Changes in Member's Equity</u>
For the Year-Ended December 31, 2023

	Common Stock			Additional Paid in Capital		Accumulated Deficit		Total
	Shares		Amount					
Balance, December 31, 2022	11	$	1,100	$	1,349,297	$ (717,417)	$	632,980
Prior period adjustment (see Note 14)	-		-		-	(63,067)		(63,067)
Restated Balance as of January 1, 2023 (restated)	11	$	1,100	$	1,349,297	$ (780,484)	$	569,913
Distributions	-		-		(400,000)	-		(400,000)
Net Income	-		-		-	332,944		332,944
Balance, December 31, 2023	11	$	1,100	$	949,297	$ (447,540)	$	502,857

The accompanying notes are an integral part of these financial statements.

Pariter Securities, LLC
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2023

Net Income	$	332,944
Adjustments to reconcile net income to		
net cash used in operating activities		
Depreciation		9,625
Change in net assets and liabilities		
Commission receivable		1,482,500
Commission payable		(1,187,085)
Due from related parties		(162,249)
Accounts payable and accrued expenses		(56,178)
Taxes payable		3,226
Net cash provided by Operating Activities		**422,783**
Cash Flow from Investing Activities		
Purchase of Vehicle		(52,495)
Net cash used in Investing Activities		(52,495)
Cash Flow from Financing Activities		
Distributions		(400,000)
Net cash used in Financing Activities		**(400,000)**
Net decrease in cash		(29,712)
Cash at beginning of Year		121,458
Cash at end of Year	$	**91,746**

Supplemental disclosures of cash flow information:

Cash paid during the year

Interest expense	$0
Income taxes	$0
Municipal taxes	$31,464

The accompanying notes are an integral part of these financial statements.

Note 1: Organization and summary of significant accounting policies:

Organization-

Pariter Securities LLC ("The Company") is a corporation organized under the laws of the Commonwealth of Puerto Rico on March 11, 2008 and is primarily engaged in rendering brokerage services as an introducing broker. The Company does not carry securities accounts nor customers, nor does it render custodial functions of customer securities. The Company's client orders are received from customers and placed via ETC Brokerage Services LLC, a correspondent US Based firm who maintains all accounts for the customers.

Description of Business

The Company, located in Guaynabo Puerto Rico, is an introductory broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c-3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing company and by providing private placement services.

Note 2: Summary of Significant Accounting Policies:

Basis of Presentation

The Company's fiscal year ends on December 31 of each year. All references to years in these notes to the financial statements represent the calendar year then ended, unless otherwise noted.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S.GAAP).

Cash and Cash Equivalents

The Company maintains cash balances with the bank to be cash. The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2023.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Commissions and fees represent income generated from brokerage services and from commission trails derived from commission earned mutual funds, 12B1 fees custodian, 401Ks and annuities, that are generally recognized over a period of time, irrespective of the date received. Private placement commissions and due diligence fees and are generally recognized when performance obligation is fulfilled upon rendering of services, as specified in each contract's terms.

Related party transactions

During the year ended on December 31, 2023, the Company engaged in transactions with related companies in which its member has a substantial investment. The transactions are mostly related to management fees. Amount due (to) from related parties at year-end are non-interest bearing and have no specific repayment terms. In addition, please refer to Commission Expense footnote (Note 3) for additional related party transactions.

Due from related party	$283,239
Management fees expense	$62,304

Commissions expense (Related Party):

The commission expense represents commission recorded to the company's registered representative, specifically to its sole member and President Francisco J. Rivera Fernandez, whose commissions during the year ended December 31, 2023 were $4,386,474.

Commission Receivable and Bad Debt Expense

Account receivables include commission due in cash. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible. Account receivables over thirty days old are considered as non-allowable for net capital computation, except for those receivables that are due from another licensed broker-dealer, that for capital computation purposes, are considered up to the corresponding commission payable amount. Accounts are charged off as uncollectible when the account receivables are over 120 days old and when management determines that collection is unlikely.

Income Taxes

Income taxes are accounted for using the assets and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the statement of operations.

The Company follows the FASB guidance regarding how uncertain ta positions should be recognized, measured and presented in financial statements. This requires the evaluation of tax positions taken or expected be taken while preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction.

10

Deferred income tax results from the future tax consequences of temporary differences between the amounts of certain assets and liabilities recorded for tax and financial statements purposes. To the extent it is more-likely-than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized.

The Company files income tax returns only in the Commonwealth of Puerto Rico as a corporation. The Company is open for tax examination for the years 2019 through 2023

Leases

In 2022, the Company adopted ASU 2016-02(Topic ASC 842) Leases, which requires a lessee to recognize a lease asset and a leases liability for operating leases arrangements greater than 12 months. The Company had no leases over 12 months in 2023.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement. Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include accounts payable, commission receivables, due from related parties, accounts payable and commission payable-related party.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include due from related parties, accounts payable, accounts payable and commission payable- related party.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and receivables. All of the Company's cash are held at high credit quality financial institutions. The Company regularly monitors receivable balances for collection.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In March 2022, the FASB issued ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016- 13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326. Post-Implementation Review (PIR) activities have included forming a Credit Losses Transition Resource Group, conducting outreach with stakeholders of all types, developing educational materials and staff question-and-answer guidance, conducting educational workshops, and performing an archival review of financial reports. ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The Company does not expect the standard to have a significant impact on its consolidated financial statements.

Note 3: Deposit with Clearing house:

The Company currently has a clearing agreement with AXOS Clearing with a clearing deposit of $100,000.

Note 4: Accounts Payable

Accounts Payables Accounts payable as of December 31, 2023, were $28,876.

Note 5: Commission and fees:

A significant amount of the commissions and fees earned for the year 2023 were from private placement commissions and due diligence fees which accounts for 97% of the total commissions and fees received of $5,667,804. The Company's major customers are Carter, Mil Green and The Phoenix Fund LLC

Due diligence fees	$	1,913,859
Private placement commission		3,740,228
401K fees		9,005
12B-1 fees		4,712
Total	$	5,667,804

Note 6: Rent Expense

The Company leases its office space from a non-related party on a month-to-month basis. Total rent expenses for the year ended December 31, 2023, were $7,591.

Note 7: Professional Fees:

Professional fees for the year ended December 31, 2023, were:

Legal Expense	$	90,550
Accounting & Audit Fees		12,500
Professional Services		114,665
Total	$	217,715

Note 8: General and Administrative:

General and Administrative expenses for the year ended December 31, 2023 were:

Auto/Gas	$	14,210
Dues and Subscription		10,562
Insurance		80,906
Bank Charges		5,062
Data Storage		11,532
Office		39,449
Postage and Delivery		11,558
Charitable Contributions		7,800
Education and Training		984
Utilities		92,863
Travel		45,145
Meals and Entertainment		72,095
TOTAL	$	392,166

Note 9: Commissions expense (Related Party):

The commission expense represents commission recorded to the company's registered representative, specifically to its sole member and President Francisco J. Rivera Fernandez, whose commissions in the amount of $4,386,474, represents approximately 100% of total commission expense.

Note 10: SIPC Reconciliation SEA

Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

Note 11: Income Taxes:

The provision for income taxes consists of the following:

Current		
Current	$	-
Deferred		-
Total Income tax expense		-

The components of the deferred tax assets are summarized below:

NOL 2023	$	(184,025)
Deferred Tax Asset full allowance		184,025
Net Deferred Tax Asset	$	0

The reconciliation of the statutory tax rate and the Company 's effective tax rate is as follows

Net income before income tax	$	332,994
Statutory rate in Puerto Rico		34%
Computed income tax expense with statutory tax rate		113,201
Charitable deductions		2,652
Meals, Entertainment and travel		26,059
Other deductions		(21,443)
Change in valuation allowance		(120,469)
Income tax expense	$	-
Effective tax rate		0%

The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company's future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets generated in connection with net operating loss carryforward could not be realized due to uncertainty on future earnings in the Company generating operating losses. As of December 31, 2023, The Company had an aggregate net operating loss carryforward of $1,166,858 which are expected to expire in 2026 through 2033.

Note 12: Contingencies:

At the December 31, 2023, two investors have filed lawsuits against the Company and its representatives,regarding the sale of an investment that subsequently went into bankruptcy. The management decided to vigorously challenge and defend the allegations against the firm, and taking in consideration the recommendations of our Counselor, the management decided not to record any contingency as of December 31, 2023.

Note 13: Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had a net capital of one hundred forty-six thousand, eight hundred and seventeen dollars ($146,817) which was One hundred forty-one thousand, eight hundred and seventeen dollars ($141,817) in excess of its net capital requirement of the net capital requirement of Five Thousand dollars ($5,000). The Company's ratio of aggregate indebtedness to net capital was a positive thirty (30%) percent. Relevant information with respect to the Company's net capital and regulatory compliance therewith are provided in the following supplemental calculations and statements required pursuant to SEA Rule 17a-5(d):

Reserve Requirements Under Rule 15c3-3 (e)

The Company has no reserve deposit obligations under SEC 15c3-3 (e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended December 31, 2023.

Note 14: Restatement

The Company is restating its January 1, 2023, member's equity balance due to expenses that should have been recorded in 2022 that were recorded in 2023. The adjustment corrects the member's equity balance.

Pariter Securities, LLC
Notes to Financial Statements (Continued)
As of and for the Year-Ended December 31, 2023

Note 15: Subsequent Events

Company has evaluated events from December 31, 2023 through April 10, 2024 the date the financial statements were issued. The Company is still under FINRA requirement to prepare and submit a monthly net capital computation, which are prepared and submitted by its primary Financial and Operations Principal (FINOP) and reviewed by its secondary FINOP and shall file monthly Focus Reports until FINRA notifies the Company that monthly filings are no longer necessary. As of the date of these audited financial statements the Company has been in compliance with its net capital and reporting requirements. Other than noted below there were no additional subsequent events that need disclosure.

SUPPLEMENTAL INFORMATION SCHEDULES
Schedule I

Pariter Securities, LLC
As of and for the Year-Ended December 31, 2023

Computation of Net Capital

Total Member's Equity	$ 502,857
Non-Allowable Assets	356,040
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Net Allowable Capital	$146,817

Computation of Basic Net Capital Requirement

Minimum Net Capital Requirement as a Percentage of Aggregate Indebtedness	2,979
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	$141,817

Computation of Aggregate Indebtedness

Total Aggregated Indebtedness	44,689
Percentage of Aggregated Indebtedness to Net Capital	30%

There were no material differences between the computations
above and the computations included in the Company's corresponding
unaudited Form X-17A-5 Part IIA filing.

SUPPLEMENTAL INFORMATION
Schedule II & III

Pariter Securities, LLC

**Information Relating to the Possession or Control Requirements &
Computation for Determination of Reserve Requirement**

As of and for the Year-Ended December 31, 2023

Information relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3.

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii). As well as The Company has no reserve deposit obligations under SEC 15c3-3 (e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended December 31, 2023.

Computation for Determination of Reserve Requirements for Broker and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 934

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii). The Company has no reserve deposit obligations under SEC 15c3-3 (e), because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended December 31, 2023.



TPS THAYER
Certified Public Accountants

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3(k)(2)(ii) and Additional Claim(s) for Exemption Not Provided in 15c3-3(k)

Director and Member
Partier Securities, LLC
243 Carretera #2
Guaynabo, PR 966

Dear Francisco Rivera,

We have reviewed management's statements, included in the accompanying Exemption Report, in which Pariter Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pariter Securities, LLC claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and Pariter Securities, LLC stated that Pariter Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4;

In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Pariter Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Pariter Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934. and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, TX
April 10, 2024



PARITER
Securities, LLC

Pariter Securities, LLC
Exemption Report

Pariter Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending December 31, 2023 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

Pariter Securities, LLC

By: Francisco Rivera Ferandez

Title: President

Date: March 27, 2024

Title: President